KW 3/9

13014041

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40024

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SLAVIC INVESTMENT CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1075 BROKEN SOUND PARKWAY, N.W., SUITE 100
(No. and Street)

BOCA RATON	FL	33487
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN SLAVIC 561-241-9244
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GOLDSTEIN, ZUGMAN, WEINSTEIN & POOLE, LLC
(Name – *if individual, state last, first, middle name*)

701 W. CYPRESS CREEK RD., STE. #300	FORT LAUDERDALE	FL	33309
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section

MAR 01 2013

Washington DC
405

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, JOHN SLAVIC, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SLAVIC INVESTMENT CORPORATION, as of DECEMBER 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DANELLE P. SEYMOUR
MY COMMISSION # EE 085174
EXPIRES: August 17, 2015
Bonded Thru Notary Public Underwriters

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SLAVIC INVESTMENT CORPORATION

FINANCIAL STATEMENTS
AND INDEPENDENT AUDITORS' REPORT
(with supplementary information required by Rule 17a-5
of the Securities and Exchange Commission
and agreed upon procedures required by SIPC)

DECEMBER 31, 2012

SLAVIC INVESTMENT CORPORATION
TABLE OF CONTENTS
FINANCIAL STATEMENTS AS OF DECEMBER 31, 2012
AND FOR THE YEAR THEN ENDED

GOLDSTEIN, ZUGMAN, WEINSTEIN & POOLE, LLC
Certified Public Accountants and Consultants

701 West Cypress Creek Road
Suite 300
Fort Lauderdale, FL 33309
Broward 954.351.9000
Palm Beach 561.393.0411
Miami-Dade 305.947.7717
Fax 954.351.9011
admin@gzwpcpa.com

February 13, 2013

INDEPENDENT AUDITORS' REPORT

Board of Directors
Slavic Investment Corporation
Boca Raton, Florida

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Slavic Investment Corporation (the Company) as of December 31, 2012, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

1580 Sawgrass Corporate Parkway, Suite 302 • Sunrise, Florida 33323 • Broward: 954.845.1175 • Miami-Dade: 305.944.0172 • Palm Beach: 561.392.2595 • Fax: 954.845.1185
401 Camino Gardens Blvd. • Boca Raton, FL 33432 • 561.368.9272 • Fax 561.392.1521 • www.gzwpcpa.com

Board of Directors
Slavic Investment Corporation
February 13, 2013

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Slavic Investment Corporation as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, II, and IV has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, III, and IV is fairly stated in all material respects in relation to the financial statements as a whole.

Goldstein, Zugman, Weinstein + Poole, LLC

GOLDSTEIN, ZUGMAN,
WEINSTEIN & POOLE, LLC

SLAVIC INVESTMENT CORPORATION
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

Cash	$360,239
Cash reserved for the exclusive benefit of customers	127,351
Concessions receivable	1,103
Due from affiliates	193
Prepaid expenses	2,667
Security deposit	3,000
TOTAL ASSETS	$494,553

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 4,922
Payable to customers	87,436
Commissions payable	463
Total Liabilities	92,821
STOCKHOLDERS' EQUITY	
Common stock, $.01 par value; 300,000 shares authorized, 297,000 shares issued and outstanding	2,970
Additional paid-in capital	259,870
Retained earnings	138,892
Total Stockholders' Equity	401,732
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$494,553

See accompanying notes.

SLAVIC INVESTMENT CORPORATION
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2012

REVENUES		
Concessions	$ 52,443	
Service fee income – related party	54,936	
Other income	600	
Total Revenues		$107,979
EXPENSES		
Commissions	5,178	
Insurance	5,735	
Licenses, taxes and registration fees	19,674	
Office	1,207	
Office services – related party	28,671	
Professional fees	11,000	
Rent	24,679	
Total Expenses		96,144
INCOME BEFORE INCOME TAXES		11,835
Provision for income taxes		2,211
NET INCOME		$ 9,624

See accompanying notes.

SLAVIC INVESTMENT CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2012

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
BALANCES - January 1, 2012	$2,970	$259,870	$129,268	$392,108
Net Income			9,624	9,624
BALANCES - DECEMBER 31, 2012	$2,970	$259,870	$138,892	$401,732

See accompanying notes.

SLAVIC INVESTMENT CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2012

Net income		$ 9,624
Adjustments to reconcile net income to net cash used in operating activities:		
Increase in cash reserved for the exclusive benefit of customers	$(44,500)	
Decrease in concessions receivable	97	
Increase in due from affiliates	(193)	
Decrease in prepaid expenses	7	
Increase in accounts payable and accrued expenses	4,134	
Increase in payables to customers	37,047	
Decrease in commissions payable	(35)	
Decrease in due to affiliates	(17,331)	
Total Adjustments		(20,774)
Net Cash Used In Operating Activities		(11,150)
Cash - Beginning of Year		371,389
CASH – END OF YEAR		$360,239

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Cash paid during the year for income taxes	$ 965

See accompanying notes.

SLAVIC INVESTMENT CORPORATION
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012

NOTE 1 - NATURE OF BUSINESS

Slavic Investment Corporation is a registered general securities broker/dealer. The Company's business consists of executing mutual fund transactions and life insurance annuities on an application way method for its customers. In addition, for certain customers, the Company is a fully disclosed introducing broker/dealer.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The accompanying financial statements have been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

REVENUE RECOGNITION

Revenues and the related commission expense generated from customers purchasing of mutual funds, life insurance contracts and cash net lease limited partnerships are recorded on the settlement date.

CONCESSIONS RECEIVABLE

Concessions receivable are paid directly by mutual fund companies. No allowances for doubtful accounts are considered necessary.

ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - CASH RESERVED FOR THE EXCLUSIVE BENEFIT OF CUSTOMERS

Cash of $127,351 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

NOTE 4 - RELATED PARTY TRANSACTIONS

The stockholders of the Company are also stockholders of Slavic Mutual Funds Management Corporation ("SMF"), a registered investment advisor. Substantially all concession revenues result from the purchase of mutual funds on behalf of the clients of SMF.

NOTE 4 - RELATED PARTY TRANSACTIONS (Continued)

The stockholders of the Company are also stockholders of Slavic Integrated Administration, Inc. ("SIA"), a retirement plan administrator. The clients of SIA utilize the services of the Company to purchase mutual funds for their participants and also at times utilize the investment advisor services of SMF.

The Company has an agreement with SIA to pay them for various overhead and administrative expenses, which totaled $28,671 in 2012.

The Company, through a service agreement, is compensated by SIA for the back-office processing of 12b-1 and Sub-TA fees paid by the mutual fund companies and credited back to the plan participants. For the year ended December 31, 2012, the Company received $54,936 from SIA for these services.

The Company leases office space from 1075 NW Broken Sound Parkway, LLC, a Florida Limited Liability Company, which is owned by certain stockholders of the Company. The lease began on May 1, 2010, and will expire on April 30, 2015.

Total rent paid for the year ended December 31, 2012 amounted to $24,679, which includes maintenance charges of $6,591. Future minimum rental payments under the terms of the lease as of December 31, 2012 are as follows:

2013	$18,631
2014	19,190
2015	6,397
	$44,218

NOTE 5 - NET CAPITAL REQUIREMENT

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined in such Rule. At December 31, 2012, the Company's net capital was $395,872, compared with the required minimum net capital of $250,000. Under the Rule, the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2012, the Company's ratio was .01 to 1.

NOTE 6 - CLEARING ARRANGEMENTS

The Company acts as a broker of record for receipt and reimbursement of 12b-1 fees to the SIA 401(k) Plan platform and therefore no clearing agreement or clearing deposit is required.

NOTE 7 - CONCENTRATION OF CREDIT RISK

The Company maintains its cash balances at several financial institutions in Florida. The balances are insured by the Federal Deposit Insurance Corporation up to $250,000 in each institution. At December 31, 2012, the Company had no uninsured cash balances.

The Company maintains an account with its clearing broker which has a cash balance of $849. The amount is insured by the Securities Investor Protection Corporation (SIPC).

NOTE 8 - RETIREMENT PLAN

In accordance with Section 414 of the Internal Revenue Code, the Company is considered part of a controlled group for 401(k) Plan purposes. Therefore, the Company adopted the Slavic Mutual Funds Management Corporation 401(k) Savings Plan. Participants may contribute 1% to 80% of their compensation. The Company, at its discretion, may make contributions to the plan based on a percentage of the employee's salary contribution. The Company, as part of the controlled group matches 50% of the elected employee deferrals up to 6% of compensation. For the year ended December 31, 2012, the Company contributed $145 to the Plan.

NOTE 9 - INCOME TAXES

The provision for income taxes for the year ended December 31, 2012 consists of the following:

Federal	$1,698
State	513
Total	$2,211

In accordance with FASB ASC 740, management has evaluated uncertain tax positions taken or expected to be taken in the Company's tax returns. In order for a benefit to be recognized, a tax position must be more-likely-than-not to be sustained when challenged or examined by the applicable taxing authority. For the year ended December 31, 2012, the Company has no material uncertain tax positions to be accounted for in the financial statements.

The Company's income tax filings are subject to audit by various taxing authorities. The Company's open audit periods are from December 31, 2009 to December 31, 2012.

NOTE 10 - DATE OF MANAGEMENT REVIEW

Subsequent events were evaluated through February 13, 2013, which is the date the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

SLAVIC INVESTMENT CORPORATION
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2012

NET CAPITAL	
Total stockholders' equity qualified for net capital	$401,732
Allowable liabilities subordinated to claims of general creditors	0
TOTAL EQUITY CAPITAL AND ALLOWABLE SUBORDINATED LIABILITIES	401,732
DEDUCTIONS AND/OR CHARGES	
Non-allowable asset	
Security deposit	3,000
Prepaid expenses	2,667
Due from affiliate	193
Total Non-Allowable Assets	5,860
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITION	395,872
HAIRCUTS ON SECURITIES	0
NET CAPITAL	395,872
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS:	
Minimum dollar net capital requirement of reporting broker or dealer	250,000
EXCESS NET CAPITAL	$145,872
AGGREGATE INDEBTEDNESS:	
Liabilities from statement of financial condition	$ 92,821
Deduct adjustments based on deposits in special reserve bank accounts (15c3-1(c)(1)(vii))	(91,808)
Total Aggregate Indebtedness	$ 1,013
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.01 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2012):	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$397,248
Net audit adjustments	(1,376)
NET CAPITAL PER ABOVE	$395,872

SLAVIC INVESTMENT CORPORATION
SCHEDULE II
STATEMENT PURSUANT TO RULE 17a-5(d)(2)
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2012

The Company had no liability subordinated to claims of general creditors as of January 1, 2012. In addition, there were none in existence during the year ended December 31, 2012 and, accordingly, there are no changes to report.

SLAVIC INVESTMENT CORPORATION
SCHEDULE III
STATEMENT PURSUANT TO INFORMATION RELATING TO THE
POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2012

During the year, the Company did not hold customer securities. The funds are held in a reserve bank account for the exclusive benefit of customers. The Company reimburses 12b-1 fees to customers.

SLAVIC INVESTMENT CORPORATION
SCHEDULE IV
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2012

CREDIT BALANCES	
Payable to customers – 12b-1 fee reimbursements	$ 87,436
DEBIT BALANCES	0
RESERVE COMPUTATION	
Excess of total credits over total debits	$ 87,436
Computation permitted on a monthly basis, 105% of excess of total credits over total debits	$ 91,808
Amount held on deposit in reserve bank account for the exclusive benefit of customers	$127,351

GOLDSTEIN, ZUGMAN, WEINSTEIN & POOLE, LLC

Certified Public Accountants and Consultants

701 West Cypress Creek Road
Suite 300
Fort Lauderdale, FL 33309
Broward 954.351.9000
Palm Beach 561.393.0411
Miami-Dade 305.947.7717
Fax 954.351.9011
admin@gzwpcpa.com

February 13, 2013

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5(g)(1)

Board of Directors
Slavic Investment Corporation
Boca Raton, Florida

In planning and performing our audit of the financial statements of Slavic Investment Corporation (the "Company"), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with

1580 Sawgrass Corporate Parkway, Suite 302 • Sunrise, Florida 33323 • Broward: 954.845.1175 • Miami-Dade: 305.944.0172 • Palm Beach: 561.392.2595 • Fax: 954.845.1185
401 Camino Gardens Blvd. • Boca Raton, FL 33432 • 561.368.9272 • Fax 561.392.1521 • www.gzwpcpa.com

generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goldstein, Zugman, Weinstein & Poole, LLC

GOLDSTEIN, ZUGMAN,
WEINSTEIN & POOLE, LLC

GOLDSTEIN, ZUGMAN, WEINSTEIN & POOLE, LLC
Certified Public Accountants and Consultants

701 West Cypress Creek Road
Suite 300
Fort Lauderdale, FL 33309
Broward 954.351.9000
Palm Beach 561.393.0411
Miami-Dade 305.947.7717
Fax 954.351.9011
admin@gzwpcpa.com

February 13, 2013

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Directors
Slavic Investment Corporation
Boca Raton, Florida

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation (Form SIPC 7)) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Slavic Investment Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Slavic Investment Corporation's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Slavic Investment Corporation's management is responsible for the Slavic Investment Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and copies of cancelled checks noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we

1580 Sawgrass Corporate Parkway, Suite 302 • Sunrise, Florida 33323 • Broward: 954.845.1175 • Miami-Dade: 305.944.0172 • Palm Beach: 561.392.2595 • Fax: 954.845.1185
401 Camino Gardens Blvd. • Boca Raton, FL 33432 • 561.368.9272 • Fax 561.392.1521 • www.gzwpcpa.com

performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Goldstein, Zugman, Weinstein & Poole, LLC

GOLDSTEIN, ZUGMAN,
WEINSTEIN & POOLE, LLC

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended **12/31/2012**
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

040024 FINRA DEC
SLAVIC INVESTMENT CORP 15*15
ATTN: COMPTROLLER/COMPLIANCE
1075 BROKEN SOUND BLVD NW STE 100
SUITE 100
BOCA RATON FL 33487-3540

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
561-241-9244

2. A. General Assessment (item 2e from page 2) $ 1989

B. Less payment made with SIPC-6 filed (**exclude interest**) (901)
08-10-12
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 0

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,088

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,088

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Slavic Investment Corp
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 02 day of 11, 2013.

FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2012
and ending 12/31/2012

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 795,487

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $ 795,487

2e. General Assessment @ .0025 $ 1,989

(to page 1, line 2.A.)